FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

July 15, 2015

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 15, 2015 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces its 82.9% owned WBJV Project 1 Platinum Mine (Maseve) (“Project 1”) located near Rustenburg, South Africa is approximately 90% complete and is on track for planned production in 2015. Cold commissioning of processing plant equipment is planned for August 2015 with initial concentrate production on track, as planned in the calendar 4th Quarter of 2015.

The Mineral Resources and Mineral Reserves for Project 1 have been updated to account for the planned increased use of mechanized mining methods where the deposit is estimated to be thicker and accessible from nearby completed underground development. The updated Mineral Reserves have been calculated using current three year trailing metal prices and current cost estimates, updated detailed surface and underground drilling results and a revised mine plan.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(VANCOUVER, BRITISH COLUMBIA) PLATINUM GROUP METALS LTD. (PTM-TSX; PLG-NYSE MKT) (“PLATINUM GROUP” OR THE “COMPANY”) ANNOUNCES THAT that its 82.9% owned WBJV Project 1 Platinum Mine (Maseve) (“Project 1”) located near Rustenburg, South Africa is approximately 90% complete and is on track for planned production in 2015. Cold commissioning of processing plant equipment is planned for August 2015 with initial concentrate production on track, as planned in the calendar 4th Quarter of 2015.

The Mineral Resources and Mineral Reserves for Project 1 have been updated to account for the planned increased use of mechanized mining methods where the deposit is estimated to be thicker and accessible from nearby completed underground development. The updated Mineral Reserves have been calculated using current three year trailing metal prices and current cost estimates, updated detailed surface and underground drilling results and a revised mine plan.

Production guidance for fiscal 2016 is 116,000 ounces platinum, palladium, rhodium and gold (“4E”) (100% Project basis) and 185,000 ounces 4E in fiscal 2017 in concentrate. Steady State has been estimated to be 250,000 ounces 4E per year.

Exclusive of smelter discount, on site costs are estimated to be US$526 (12R/US$) per 4E ounce for the life of mine on the Merensky Reef including copper, nickel and other minor elements as a credit and US$774 per 4E ounce on the UG2 (12R/US$). The planned increased use of mechanized mining methods in areas near current development, and a slightly weaker Rand has resulted in similar cost guidance to earlier estimates despite increased labour and other cost escalation in Rand terms.

R. Michael Jones, CEO of Platinum Group Metals said “We have done well at 90% completion on the project construction utilizing a well-known plant design and our proven team. We are operationally ready with our experienced owner’s team. We have updated our mine plan for current underground development and updated mineral resources and mineral reserves. Underground trackless mechanized development is planned to be used for more of the mining as compared to our original design, thereby improving ramp up and flexibility.”

The Company expects to complete final conditions for the draw-down of the previously announced Sprott working capital facility for US$40 million in the fall of 2015.

Details

Additional underground sampling, as well as underground and surface drilling, have been completed intensively over the past year for mine planning. The focus of drilling has been largely in areas to be accessed for underground mining in the next two years. This information has been factored into an updated Mineral Resources and Mineral Reserves calculation completed by the Company’s technical staff and independent qualified persons.

Estimated Resource 100% Project Basis – July 15, 2015

Merensky - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	9.266	3.35	1.41	0.21	0.26	5.23	48,461	1.558	152
Indicated	300	12.552	3.65	1.54	0.23	0.29	5.71	71,672	2.304	141
Total	300	21.818	3.53	1.49	0.21	0.28	5.51	120,133	3.862	146

Inferred	300	0.196	2.32	0.98	0.14	0.18	3.62	710	0.023	118

UG2 - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	8.496	2.29	0.94	0.36	0.04	3.63	30,841	0.992	140
Indicated	300	14.183	2.46	1.01	0.39	0.04	3.90	55,314	1.778	136
Total	300	22.679	2.39	0.99	0.38	0.04	3.80	86,155	2.770	137

Inferred	300	0	0	0	0	0	0	0	0	0

Total Measured and Indicated Mineral Resources are 3.9 million ounces 4E on the Merensky Reef (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E). These Mineral Resources have been calculated based on a thicker resource cut (146cm versus 109cm) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the Merensky Reef and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes that the thicker resource cut provides better potential for the use of mechanized mining. The 13% lower volume of resource ounces of Merensky Measured and Indicated Mineral Resources compared to the 2009 updated feasibility study does not significantly affect the mine’s first few years of ramp up.

The total Merensky and UG2 Reserves are 4.1 million ounces as detailed below (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

Estimated Total Reserve Project 1 100% Project Basis – July 15, 2015
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
MR Proven and Probable	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585
UG2 Proven and Probable	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532
Total	32.439	2.51	1.05	0.25	0.14	3.95	128.05	4.117

Merensky Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	7.075	2.89	1.22	0.18	0.22	4.51	31.893	1.025
Probable	10.433	2.98	1.26	0.19	0.22	4.65	48.479	1.559
Total	17.508	2.94	1.24	0.18	0.23	4.59	80.372	2.585

UG2 Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	5.43	1.95	0.80	0.31	0.03	3.09	16.779	0.539
Probable	9.425	2.05	0.85	0.33	0.03	3.26	30.751	0.989
Total	14.855	2.01	0.83	0.32	0.03	3.19	47.649	1.532

1.

Mineral Resources and Mineral Reserves are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral Reserves are a subset of the Mineral Resources and are provided on a 100% project basis.
3.	Mineral Reserves are supported by a mine plan that uses conventional, hybrid and bord and pillar mining with varying costs and thickness.
4.

A planning cut-off grade of 2.5 g/t for both the Merensky and UG2 Reefs were calculated to delineate the mining blocks from the resource model. The Mineral Resources and Mineral Reserves have payable credits in copper, nickel, ruthenium and iridium.

5.	Cut off for the Merensky and UG2 reefs were estimated using average costs, smelter discounts, concentrator recoveries and mine call factor.
6.	Mineral Resources were completed by Charles Muller of CJM Consulting, and the Mineral Reserves were prepared under the supervision of Gert Roets of DRA.
7.

Mineral Resources were calculated using Kriging methods for geological domains created in Datamine from 6413 borehole assay results and geological information from underground workings. The Mineral Reserves were assessed using a Datamine block model and Datamine Mine Design software (Studio-5D Planner) for the mine design and Datamine EPS (Enhanced Production Scheduler) software for the Life of Mine schedule. Economic models completed by the Company were reviewed for cut-off assessment.

8.

The calculation of Mineral Resources and Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The Mineral Resources and Mineral Reserves may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

9.

The following prices based on a 3 year trailing average in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance was used for the assessment of Resources and Reserves; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

The revised mine plan takes advantage of recently advanced underground development proximal to thicker, deeper mine blocks as compared to the shallower more variable blocks mined in the original design. The Company expects that the adoption of mechanized and hybrid mining approaches will allow for a rapid ramp-up of production with significantly lower waste rock development compared to the conventional mining method that the Company had planned to use previously. The Company expects that dilution resulting from the mechanized approach along with new block information will result in a 17% lower grade on the early mined Merensky ore, which is largely offset by lower waste rock development and costs. The Company believes that its success during the underground development completed over the past few months combined with the thicker resource cut created this opportunity for a revised mine plan.

Approximately 1,900 people are currently on site. Surface construction manpower is expected to decline as the underground work force increases over the coming months. Safety has been and continues to be a priority. The current safety record is better than the industry average with approximately 2.6 lost time injuries per million man hours worked.

Construction Update

All major crusher, mill and flotation concentrator components are installed. Final instrumentation of the mill and concentrator is underway. Cold testing of the major mill components and the surface infrastructure including conveyors, transfer and crushing facilities, flotation and concentrate filter press units is planned to take place in August 2015. The mill facility has been completed on the early delivery curve of the revised project plan. Construction of a phased tailings facility is underway and expected to have capacity when needed. A second 10MVA electrical service, adding to the current operating 10MVA service, is installed and is expected to be energized later this month, before it is required. The site is connected to water services as required for start-up and operations. The surface construction, mill installation, change houses, security, site roads, conveyors, crusher mill silo and ore handling facilities have been completed within previously updated and announced guidance on timing and budget.

Production Start-up, Ramp up Schedule Update

Initial production of concentrate is planned for the fourth quarter of calendar 2015 as provided in earlier Company guidance. Initial production is planned from a number of underground blocks that the Company expects will soon be reached with underground development. The largest production ramp up area planned is from “Block 10” and “Block 11”, using hybrid and bord and pillar mining methods respectively. The main north decline access is approximately 60 meters away from Block 11. Mining access for both Block 10 and Block 11 is scheduled for August 2015. On the south mine, Block 16 is scheduled to contribute to the ramp up phase.

Following initial ore testing and hot commissioning in 2015, concentrate delivery for sale is expected to commence in late 2015 or early 2016. Concentrate delivery to the smelter for sale may be scheduled to optimize the months of penalty free delivery under the concentrate off take agreement with Anglo American Platinum in Rustenburg. The plant was constructed in accordance with the scale, methods and expected recovery of the Company’s previously issued guidance and feasibility work. Underground development and the establishment of infrastructure towards blocks that can benefit from mechanized or partly mechanized hybrid mining has been the focus of the Company and its contractors over the past few months. A conveyor from 1,423 meters down the north decline to the ore silo on surface and into the mill is expected to be completed in October 2015. The above ground portion of this conveyor is completed now. Stockpile build up to the current 110,000 tonnes of low grade development material will be the focus of mining from August to October, 2015.

In the current mine plan, ramp-up is scheduled through 2016 and 2017.

The mill has been completed in accordance with the originally design and as planned. The decision to add a MF-2 grinding circuit on completed foundations, thereby increasing capacity from 110ktpm up to a full 160 ktpm, to take the mine up to its planned 250,000 ounce 4E steady state capacity will be made as required during 2017.

Updated Mining Methods, Recoveries and Estimated Costs

In order to maximize exploitation of the deposit and the utilization of mechanized equipment for ramp-up and steady state production, the planned mining methods have been modified from the 2009 updated feasibility study in certain blocks where mechanization can occur. The current mine plan uses the rapid decline development approach successfully executed by the Company to date to access deeper, thicker and stable mining blocks, as provided in the earlier project guidance. The updated feasibility study contemplated all conventional mining, which accessed primarily variable shallow blocks initially and required more waste footwall development.

Flexibility using early trackless access to multiple areas was a core part of the updated feasibility design.

The July 2015 resource model allows for a thicker resource cut based on detailed drilling completed in the targeted resource blocks. The updated Resource and Reserve models are utilized in the ramp up guidance provided. The changes provided here in Reserve grade and ounces are partly due to in-fill drilling and also due to changes in the mining approach to allow for increased mechanization. The updated Reserves are sufficient for two years of ramp-up and approximately nine years of steady state mining on the Merensky Reef, followed by blending of Merensky and UG2 Reefs for one year and then the UG2 Reef for the final eight years.

Life of Mine shaft head operating costs using the blend of mining methods including bord and pillar, hybrid and conventional mining is 702 R/tonne. Milling and other costs are estimated at 196 R/tonne life of mine average for the assessment of Reserves. Metallurgical recovery and smelter metal payout are assumed at the same rates as the 2009 updated feasibility from the Company at 87.5% and 85.16%, respectively, on the Merensky Reef and 82.5% and 85%, respectively, on the UG2 Reef.

Permitting and Socio-Economic Parameters

The Mining Right for the Project 1 mine was granted in 2012 and remains in good standing. The Company has been actively engaged since 2012 with the Department of Minerals Resources, (“DMR”) with frequent inspections and filings regarding safety, environmental compliance, Mining Charter compliance, empowerment standing and the project Social and Labour Plan. In terms of community and labour engagement the Company reports that it has been pro-active in investment in the community on housing, health, school refurbishment and training with a focus on science, math and sports. In general labour relations have been positive throughout the project development. A previous concern over the Mine Health and Safety responsibility at the Company’s planned tailings facility (“TSF”) site, where the Company holds the surface rights and the underlying mineral rights are held by another party, has been resolved and approved by the DMR. The construction of the TSF is proceeding and is planned to be available as needed. The Company has the permits to construct and operate the mine with the exception of an Integrated Water Use Licence (“IWUL”) for mine operations that has been in application for three years and is expected soon. The Company is not aware of any reason why the IWUL would not be granted by the required time.

Risk Factors

Assumptions that may materially affect Mineral Resource and Mineral Reserve estimates include, without limitation, geological risks, geological losses, mining methods, geotechnical stability, operating costs, labour costs, permitting, social conditions, commodity prices, metal recoveries and smelter availability and payments. The commodity prices used for Mineral Resources and Mineral Reserves are based on long-term average prices and the current spot prices are lower. Sustained lower prices may result in material changes in Mineral Reserves and revisions in the immediate and long term mine plans. Investors are encouraged to review the risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Qualified Persons, Quality Assurance and Data Verification

Scientific and Technical Information in this press release related to Mineral Reserves has been reviewed and approved by Gert Christoffel Roets, B.Eng.) Pr.Eng (Reg No. 20090055). Mr. Roets graduated from the University of Pretoria in 1990 and is a senior mining consultant with the firm of DRA Projects of DRA Minerals. He is a registered professional engineer with the Engineering Council of South Africa (ECSA) and an associate member of the Association of Mine Managers of South Africa. (AMMSA) and an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101). He has verified that data by reviewing the detailed plans of the Company and the mine infrastructure completed. He has visited Project 1 many times since 2012. Mine plan details have been developed by Company qualified and experienced persons in co-operation with DRA engineers who are active in the mine EPCM other engineering work.

Scientific and Technical Information in this Press Release related to Mineral Resources has been reviewed and approved by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“N1 43-101”). He has verified the data by reviewing the detailed assay and geological information on the Project 1 deposit and visiting the mine site and core yard many times from 2007 to 2015. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Scientific and Technical Information in this Press Release related to metallurgical recoveries, the process plant, infrastructure and smelter terms has been reviewed and approved by GI Cunningham, B.E. Chemical FSAIMM Pr.Eng. Mr. Cunningham graduated from the University of Queensland (B. Eng. (Chemical) (1975) and is a senior metallurgical consultant with the firm of Turnberry Projects Pty Ltd. He is a registered professional engineer with the Engineering Council of South Africa (ECSA) and an independent qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101). He has verified that data by reviewing the detailed metallurgical test work, plans of the Company and the mine infrastructure completed. He has visited Project 1 and the Company offices many times during 2007-2015.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma (“ICP”) finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

This press release has been reviewed and approved by R. Michael Jones P.Eng a non-independent Qualified Person and the CEO of the Company.

A report with respect to the technical information contained here is planned to be filed on www.sedar.com within 45 days.

About Platinum Group Metals

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first, high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the calendar fourth quarter of 2015.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex where it is focused on the exploration, resource update, and pre-feasibility study of the 29 million ounce, 58.65% owned Waterberg platinum and palladium deposit. (Inferred, 100% basis, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au)). See the Technical Report on SEDAR filed December 19, 2014. The Company is the operator of the New Waterberg JV Project with Japan Oil, Gas and Metals National Corporation and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg Project is consolidated to one ownership structure (May 26, 2015) and is currently the subject of a pre-feasibility study.

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO
For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the Project 1, the Company's ability to secure further financing, development and production on the Company's projects including mine construction at Project 1, production start-up, ramp-up, mining methods, recoveries, costs, permitting, and all technical details of the updated Mineral Resources and Mineral Reserves. A shortage of working capital may materially affect the Company ability to complete its plans. The Sprott working capital facility referred to above includes conditions for draw down and loan payments that are required to access these funds. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 15, 2015